UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 21, 2014

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated February 21, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: February 21, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS FOURTH QUARTER AND ANNUAL RESULTS

Highlights

•	Generated distributable cash flow of $63.4 million in the fourth quarter of 2013, an increase of 18 percent from the fourth quarter of 2012.

•	Declared fourth quarter 2013 cash distribution of $0.6918 per unit, an increase of 2.5 percent from the previous quarter.

•	In November 2013, acquired and bareboat chartered-back a second LNG carrier newbuilding with Awilco LNG.

•	In November 2013, exercised an option for one additional MEGI LNG carrier newbuilding to be delivered in 2017.

•	Total liquidity of approximately $332 million as at December 31, 2013.

Hamilton, Bermuda, February 20, 2014 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended December 31, 2013. During the fourth quarter of 2013, the Partnership generated distributable cash flow(1) of $63.4 million, compared to $53.6 million in the same quarter of the previous year. The increase in distributable cash flow was primarily due to the Partnership’s acquisition of a 50 percent interest in Exmar LPG BVBA, a liquefied petroleum gas (LPG) carrier joint venture with Exmar N.V. (Exmar), in February 2013 and its acquisition and charter-back of two liquefied natural gas (LNG) carriers from Awilco LNG ASA (Awilco) in September and November 2013. The increase was partially offset by reduced cash flow following the sale of the Tenerife Spirit conventional tanker in December 2013.

On January 15, 2014, the Partnership declared a cash distribution of $0.6918 per unit for the quarter ended December 31, 2013, an increase of $0.0168 per unit, or 2.5 percent, from the previous quarter. The cash distribution was paid on February 14, 2014 to all unitholders of record on January 31, 2014.

“Teekay LNG continued on its course of steady growth in 2013 with the accretive acquisition-charterback transactions with Awilco LNG, which enabled us to increase the Partnership’s fourth quarter distribution by 2.5 percent to $0.6918 per unit,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “Looking ahead, in addition to the two MEGI LNG carrier newbuildings chartered to Cheniere starting in 2016, we expect the Partnership’s three currently unchartered MEGI LNG carrier newbuildings delivering in 2017 will be well-positioned to take advantage of the anticipated strong LNG shipping fundamentals relating to the expected start-up of several new LNG liquefaction projects beginning in 2016,” Mr. Evensen continued. “In addition to securing employment for these three unchartered newbuildings, the Partnership is also engaged in LNG shipping and floating regasification project tender opportunities with expected start-up dates in the same timeframe.”

Mr. Evensen added, “With 100 percent of Teekay LNG’s on-the-water LNG carrier fleet operating under fixed-rate contracts with an average remaining duration of 12 years, the Partnership is largely insulated from the recent declines in spot LNG shipping rates. Over the next three years, only two of Teekay LNG’s LNG carriers, both of which are 52-percent owned, are scheduled to roll-off their existing contracts, limiting the Partnership’s exposure to any short-term rate volatility through 2016.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Recent Transactions

Exercised Option for an Additional LNG Carrier Newbuilding

In November 2013, Teekay LNG exercised an option with Daewoo Shipbuilding & Marine Engineering Co., Ltd. (DSME) of South Korea for one additional 173,400 cubic meter (cbm) LNG carrier newbuilding. This vessel will be equipped with the M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. The Partnership intends to secure long-term charter contract employment for the vessel prior to its delivery in 2017. In connection with exercising the option in November 2013, the Partnership was also able to delay the delivery dates for the two 173,400 cbm LNG carrier newbuildings ordered in July 2013 from 2016 to 2017 to better coincide with the expected timing of new LNG shipping projects. Currently, the Partnership has options with DSME for up to three additional LNG carrier newbuildings.

Acquisition and Bareboat Charter-Back of Second LNG Carrier Newbuilding

In September 2013, Teekay LNG agreed to acquire a second 155,900 cbm LNG carrier newbuilding from Awilco on similar terms as the first vessel. The second vessel was delivered to the Partnership in late-November 2013 and bareboat-chartered to Awilco on a four-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the initial term (and option period). Similar to the first Awilco vessel, the second vessel’s purchase price was $205 million less a $50 million upfront prepayment of charter hire by Awilco, which is in addition to the daily bareboat charter rate.

Exmar LPG Joint Venture Secured Long-term Contracts

In late January 2014, Exmar LPG BVBA, the Partnership’s LPG joint venture with Exmar NV, was awarded two five-year fixed-rate time-charter contracts, up to a maximum of 10 years, with Statoil ASA. The contracts are expected to be serviced by two LPG carrier newbuildings currently under construction at Hanjin Heavy Industries and Construction Co., Ltd., which are scheduled for delivery in 2016.

Also in late January 2014, Exmar LPG BVBA was awarded two 10-year fixed-rate time-charter contracts with Potash Corporation. The contracts will be serviced by two of Exmar LPG BVBA’s existing on-the-water LPG carriers.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $46.2 million for the quarter ended December 31, 2013, compared to $38.5 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $1.3 million and decreasing net income by $10.3 million for the three months ended December 31, 2013 and 2012, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $47.5 million and $28.2 million for the three months ended December 31, 2013 and 2012, respectively. Adjusted net income attributable to the partners for the three months ended December 31, 2013 increased from the same period in the prior year, mainly due to the acquisitions of the two LNG carriers from Awilco and the acquisition of the Partnership’s 50 percent interest in Exmar LPG BVBA in February 2013.

For the year ended December 31, 2013, the Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $175.0 million, compared to $156.3 million for the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $26.2 million and decreasing net income by $32.6 million for the year ended December 31, 2013 and 2012, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $201.2 million and $123.7 million for the year ended December 31, 2013 and 2012, respectively. Adjusted net income attributable to the partners for the year ended December 31, 2013 increased from the same period in the prior year, mainly due to the acquisitions of the two LNG carriers from Awilco, the acquisition of the Partnership’s 50 percent interest in Exmar LPG BVBA in February 2013 and the acquisition of the Partnership’s 52 percent interest in six LNG carriers from A.P. Moller-Maersk A/S in February 2012.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its outstanding derivative instruments that are not designated as hedges for accounting purposes in net income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in notes 5, 6 and 7 to the Summary Consolidated Statements of Income and Comprehensive Income included in this release.

(1)	Adjust net income attributable to the patterns is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended			Three Months Ended
	December 31, 2013			December 31, 2012
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	77,166	26,823	103,989	70,545	27,364	97,909
Vessel operating expenses	14,106	11,058	25,164	13,846	11,924	25,770
Depreciation and amortization	17,916	6,229	24,145	17,359	8,868	26,227
CFVO from consolidated vessels(ii)	63,246	10,964	74,210	54,285	13,069	67,354
CFVO from equity accounted vessels(iii)	52,626	—	52,626	38,498	—	38,498
Total CFVO(ii)	115,872	10,964	126,836	92,783	13,069	105,852

(i)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(ii)	Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, (c) loan loss recovery, (d) write down of vessels, and includes (e) adjustments for direct financing leases and on two Suezmax tankers to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.
(iii)	The Partnership’s equity accounted investments for the three months ended December 31, 2013 and 2012 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures with Exmar, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; and the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers (Malt LNG Carriers). The Partnership’s equity accounted investments for the three months ended December 31, 2013 also includes the Partnership’s 50 percent interest in Exmar LPG BVBA, the joint venture between the Partnership and Exmar, acquired in February 2013, which currently owns and charters-in 28 vessels in the LPG carrier segment, including 12 newbuildings. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, increased to $63.2 million in the fourth quarter of 2013 from $54.3 million in the same quarter of the prior year. The increase is primarily the result of the acquisition of the two LNG carriers from Awilco in September and November 2013.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment increased to $52.6 million in the fourth quarter of 2013 from $38.5 million in the same quarter of the prior year. This increase was primarily due to the acquisition of a 50 percent interest in the Exmar LPG BVBA joint venture in February 2013 and an increase in the revenue relating to one of the Malt LNG Carriers, which commenced a new three-year charter contract at a higher rate during the third quarter of 2013.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $11.0 million in the fourth quarter of 2013 from $13.1 million in the same quarter of the prior year, primarily due to the sale of the Tenerife Spirit in mid-December 2013 and the scheduled dry docking of two Suezmax tankers which resulted in 48 days of off-hire in the fourth quarter of 2013. This decrease was partially offset by an increase in the tanker rates for two of the Partnership’s Suezmax tankers in the fourth quarter of 2013.

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Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of February 1, 2014:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	29	(i)	—		5		34
LPG/Multigas Carrier Fleet	16	(ii)	5	(iii)	12	(iii)	33
Conventional Tanker Fleet	10		—		—		10

Total	55		5		17		77

(i)	The Partnership’s ownership interests in these vessels range from 33 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity and Continuous Offering Program Update

In May 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through to December 31, 2013, the Partnership had sold an aggregate of 124,071 common units under the COP, generating net proceeds of approximately $4.9 million (including the Teekay LNG general partner’s 2 percent proportionate capital contribution and net of offering costs). The Partnership did not sell any units under the COP during the fourth quarter of 2013.

As of December 31, 2013, the Partnership had total liquidity of $332.2 million (comprised of $139.5 million in cash and cash equivalents and $192.7 million in undrawn credit facilities).

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Conference Call

The Partnership plans to host a conference call on Friday, February 21, 2014 at 11:00 a.m. (ET) to discuss the results for the fourth quarter and fiscal year of 2013. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 2916125.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting Fourth Quarter and Fiscal Year 2013 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, February 28, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2916125.

About Teekay LNG Partners L.P.

Teekay LNG Partners is the world’s second largest independent owner and operator of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 34 LNG carriers (including one LNG regasification unit and five newbuildings), 33 LPG/Multigas carriers (including five chartered-in LPG carriers and 12 newbuildings) and 10 conventional tankers. The Partnership’s interests in these vessels range from 33 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	104,858	100,692	98,236	399,276	392,900
OPERATING EXPENSES
Voyage expenses	869	373	327	2,857	1,772
Vessel operating expenses(1)	25,164	24,655	25,770	99,949	94,536
Depreciation and amortization	24,145	24,440	26,227	97,884	100,474
General and administrative(1)	5,438	4,793	5,223	20,444	18,960
Loan loss (recovery) provision(2)	(3,804)	3,804	—	—	—
Restructuring charge(3)	1,786	—	—	1,786	—
Write down of vessels(4)	—	—	29,367	—	29,367

Total operating expenses	53,598	58,065	86,914	222,920	245,109

Income from vessel operations	51,260	42,627	11,322	176,356	147,791

OTHER ITEMS
Equity income(5)	28,602	28,831	29,634	123,282	78,866
Interest expense	(15,775)	(13,548)	(13,265)	(55,703)	(54,211)
Interest income	1,019	656	771	2,972	3,502
Realized and unrealized (loss) gain on derivative instruments(6)	(5,238)	(11,143)	14,373	(14,000)	(29,620)
Foreign exchange loss(7)	(5,188)	(16,068)	(6,255)	(15,832)	(8,244)
Other income – net	214	306	615	1,396	1,683

	3,634	(10,966)	25,873	42,115	(8,024)

Net income before tax expense	54,894	31,661	37,195	218,471	139,767
Income tax expense	(2,722)	(791)	(75)	(5,156)	(625)

Net income	52,172	30,870	37,120	213,315	139,142

Other comprehensive income (loss):
Unrealized net gain (loss) on qualifying cash flow hedging instruments in equity accounted joint ventures	1,680	(1,549)	—	131	—

Other comprehensive income (loss):	1,680	(1,549)	—	131	—

Comprehensive income	53,852	29,321	37,120	213,446	139,142

Non-controlling interest in net income	4,644	1,262	8,895	12,073	15,437
General Partner’s interest in net income	7,338	5,784	5,440	25,365	21,303
Limited partners’ interest in net income	40,190	23,824	22,785	175,877	102,402
Weighted-average number of common units outstanding:
• Basic	73,971,294	70,451,950	69,683,763	70,965,496	66,328,496
• Diluted	73,995,463	70,474,732	69,683,763	70,996,869	66,328,496
Total number of units outstanding at end of period	74,196,294	70,746,294	69,683,763	74,196,294	69,683,763

(1)	To more closely align the Partnership’s Statement of Income and Comprehensive Income presentation to many of its peers, the cost of ship management services of $2.0 million and $7.8 million for the three months and year ended December 31, 2013, respectively, and $2.0 million for the three months ended September 30, 2013, have been included as vessel operating expenses. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $2.1 million and $8.2 million for the three months and year ended December 31, 2012, respectively.

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(2)	In early-2012, Teekay BLT Corporation (Teekay Tangguh Joint Venture), in which the Partnership has a 69 percent ownership interest, advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of the Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, the Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as it was probable, at that time, that the carrying value of the loan was impaired. However, during the fourth quarter of 2013, as P.T. Berlian Laju Tanker had sufficiently restructured its business, the Teekay Tangguh Joint Venture reassessed the probability of collectability of this advance and reversed the loan loss provision previously recorded in September 2013. On February 1, 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million of which $14.4 million was used to offset the total advances to its non-controlling shareholder and P.T. Berlian Laju Tanker.
(3)	Restructuring charge primarily relates to seafarer severance payments upon sale of two conventional tankers under capital lease.
(4)	The carrying value of three of the Partnership’s conventional Suezmax tankers (the Tenerife Spirit, Algeciras Spirit and Huelva Spirit) was written down during the three months and year ended December 31, 2012 due to the expected termination of their time-charter contracts in 2013 and 2014. The estimated fair value was based on a discounted cash flow approach and such estimates of cash flows were based on existing time-charter contracts, lease obligations and budgeted operating costs.
(5)	Equity income includes unrealized gains on derivative instruments and any ineffectiveness for any derivative instruments designated as hedges for accounting purposes as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2013	2012	2013	2012
Equity income	28,602	28,831	29,634	123,282	78,866
Proportionate share of unrealized gains on derivative instruments	(5,798)	(1,900)	(9,599)	(26,432)	(5,548)
Proportionate share of ineffective portion of hedge accounted interest rate swap	514	—	—	514	—

Equity income excluding unrealized gains on derivative instruments and ineffective portion of hedge accounted interest rate swap	23,318	26,931	20,035	97,364	73,318

(6)	The realized losses relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2013	2012	2013	2012
Realized (losses) gains relating to:
Interest rate swaps	(9,535)	(9,532)	(9,614)	(38,089)	(37,427)
Toledo Spirit time-charter derivative contract	641	903	945	1,521	907

	(8,894)	(8,629)	(8,669)	(36,568)	(36,520)

Unrealized gains (losses) relating to:
Interest rate swaps	2,556	(2,314)	21,442	18,868	5,200
Toledo Spirit time-charter derivative contract	1,100	(200)	1,600	3,700	1,700

	3,656	(2,514)	23,042	22,568	6,900

Total realized and unrealized (losses) gains on derivative instruments	(5,238)	(11,143)	14,373	(14,000)	(29,620)

(7)	For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income and comprehensive income.

Foreign exchange loss includes realized (losses) gains relating to the amounts the Partnership received (paid) to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds. The Partnership issued NOK 700 million and NOK 900 million of unsecured bonds in May 2012 and September 2013 that mature in 2017 and 2018, respectively. Foreign exchange loss also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2013	2012	2013	2012
Realized (losses) gains on cross-currency swaps	(216)	(113)	102	(338)	257
Unrealized (losses) gains on cross-currency swaps	(2,832)	(3,650)	4,516	(15,404)	(2,677)
Unrealized gains (losses) on revaluation of NOK bonds	2,512	(723)	(3,523)	12,257	(791)

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at December 31,	As at September 30,	As at December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	139,481	118,131	113,577
Restricted cash – current	—	2,996	34,160
Accounts receivable	19,844	19,869	13,408
Prepaid expenses	5,756	7,720	5,836
Current portion of derivative assets	18,444	18,449	17,212
Current portion of net investments in direct financing leases	16,441	11,747	6,656
Current portion of advances to joint venture partner	14,364	—	—
Advances to affiliates	6,634	3,798	13,864

Total current assets	220,964	182,710	204,713

Restricted cash – long-term	497,298	496,351	494,429
Vessels and equipment
At cost, less accumulated depreciation	1,253,763	1,260,588	1,286,957
Vessels under capital leases, at cost, less accumulated depreciation	571,692	607,026	624,059
Advances on newbuilding contracts	97,207	77,854	38,624

Total vessels and equipment	1,922,662	1,945,468	1,949,640

Investment in and advances to equity accounted joint ventures	671,789	649,851	409,735
Net investments in direct financing leases	683,254	538,964	396,730
Advances to joint venture partner	—	10,200	14,004
Other assets	28,284	29,964	25,233
Derivative assets	62,867	80,439	145,347
Intangible assets – net	96,845	99,769	109,984
Goodwill – liquefied gas segment	35,631	35,631	35,631

Total assets	4,219,594	4,069,347	3,785,446

LIABILITIES AND EQUITY
Current
Accounts payable	1,741	2,260	2,178
Accrued liabilities	45,796	37,013	38,134
Unearned revenue	15,455	10,146	19,417
Current portion of long-term debt	97,114	88,096	86,489
Current obligations under capital lease	31,668	157,649	70,272
Current portion of derivative liabilities	76,980	72,024	48,046
Advances from affiliates	19,270	16,870	12,083

Total current liabilities	288,024	384,058	276,619

Long-term debt	1,680,393	1,645,302	1,326,864
Long-term obligations under capital lease	566,661	472,621	567,302
Long-term unearned revenue	36,689	36,521	38,570
Other long-term liabilities	73,140	73,589	73,568
Derivative liabilities	130,903	154,261	248,249

Total liabilities	2,775,810	2,766,352	2,531,172

Equity
Limited partners	1,338,133	1,206,043	1,165,634
General Partner	52,526	48,502	47,346
Accumulated other comprehensive income (loss)	131	(1,549)	—

Partners’ equity	1,390,790	1,252,996	1,212,980
Non-controlling interest (1)	52,994	49,999	41,294

Total equity	1,443,784	1,302,995	1,254,274

Total liabilities and total equity	4,219,594	4,069,347	3,785,446

(1)	Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers), a 31 percent equity interest in the Tangguh Project (which owns two LNG carriers), a 1 percent equity interest in two LNG carriers (Arctic Spirit and Polar Spirit), a 1 percent equity interest in the Excalibur joint venture (which owns one LNG carrier), a 1 percent equity interest in the five LPG/Multigas carriers that are chartered out to I.M. Skaugen ASA, and a 1 percent equity interest in two LNG carriers chartered out to Awilco, which in each case represents the ownership interest not owned by the Partnership.

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2013	2012
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	213,315	139,142
Non-cash items:
Unrealized (gain) loss on derivative instruments	(22,568)	(6,900)
Depreciation and amortization	97,884	100,474
Write down of vessels	—	29,367
Unrealized foreign currency exchange gain	16,019	8,923
Equity income, net of dividends received of $13,738 (2012 - $14,700)	(109,544)	(64,166)
Amortization of deferred debt issuance costs and other	5,551	(27)
Change in operating assets and liabilities	10,078	(7,307)
Expenditures for dry docking	(27,203)	(7,493)

Net operating cash flow	183,532	192,013

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	719,300	500,335
Debt issuance costs	(3,362)	(2,065)
Scheduled repayments of long-term debt	(86,609)	(84,666)
Prepayments of long-term debt	(270,000)	(324,274)
Scheduled repayments of capital lease obligations	(10,315)	(10,161)
Proceeds from equity offerings, net of offering costs	190,520	182,316
Advances to joint venture partners and equity accounted joint ventures	(16,822)	(3,600)
Decrease (increase) in restricted cash	27,761	(31,217)
Cash distributions paid	(215,416)	(195,909)
Other	(373)	(385)

Net financing cash flow	334,684	30,374

INVESTING ACTIVITIES
Purchase of equity accounted investments	(135,790)	(170,067)
Receipts from direct financing leases	11,641	6,155
Expenditures for vessels and equipment	(368,163)	(39,894)
Other	—	1,369

Net investing cash flow	(492,312)	(202,437)

Increase in cash and cash equivalents	25,904	19,950
Cash and cash equivalents, beginning of the year	113,577	93,627

Cash and cash equivalents, end of the year	139,481	113,577

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31		December 31
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	52,172	37,120	213,315	139,142
Less:
Net income attributable to non-controlling interest	(4,644)	(8,895)	(12,073)	(15,437)

Net income attributable to the partners	47,528	28,225	201,242	123,705
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange losses(1)	4,866	6,300	15,674	8,213
Unrealized gains from derivative instruments(2)	(3,656)	(23,042)	(22,568)	(6,900)
Unrealized gains from derivative instruments and other items from equity accounted investees(3)	(5,284)	(8,849)	(25,918)	(3,721)
Loan loss recovery(4)	(3,804)	—	—	—
Restructuring charge(5)	1,786	—	1,786	—
Income tax expense(6)	3,050	—	3,050	—
Write down of vessels(7)	—	29,367	—	29,367
Non-controlling interests’ share of items above(8)	1,738	6,497	1,689	5,650

Total adjustments	(1,304)	10,273	(26,287)	32,609

Adjusted net income attributable to the partners	46,224	38,498	174,955	156,314

(1)	Unrealized foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized loss on the cross-currency swap economically hedging the Partnership’s NOK bond and exclude the realized gains relating to the cross currency swap for the NOK bonds.
(2)	Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for any derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. In addition, it also reflects $1.1 million of acquisition-related costs during the year ended December 31, 2012 relating to the acquisition of the Malt LNG Carriers in February 2012 and a $0.8 million provision during the three months and year ended December 31, 2012 relating to a prior year customer claim from the Excalibur and Excelsior joint ventures.
(4)	In early-2012, Teekay BLT Corporation, in which the Partnership has a 69 percent ownership interest, advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of the Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, the Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as it was probable, at that time, that the carrying value of the loan was impaired. However, during the fourth quarter of 2013, as P.T. Berlian Laju Tanker had sufficiently restructured its business, the Teekay Tangguh Joint Venture reassessed the probability of collectability of this advance and reversed the loan loss provision previously recorded in September 2013. On February 1, 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million of which $14.4 million was used to offset the total advances to its non-controlling shareholder and P.T. Berlian Laju Tanker.
(5)	Restructuring charge primarily relates to seafarer severance payments upon sale of two conventional tankers under capital lease.
(6)	Reflects an annual adjustment to the Partnership’s valuation allowance for its deferred tax assets.
(7)	The carrying value of three of the Partnership’s conventional Suezmax tankers (the Tenerife Spirit, Algeciras Spirit and Huelva Spirit) was written down during the three months and year ended December 31, 2012 due to the expected termination of their time-charter contracts in 2013 and 2014. The estimated fair value was based on a discounted cash flow approach and such estimates of cash flows were based on existing time-charter contracts, lease obligations and budgeted operating costs.
(8)	Items affecting net income include items from the Partnership’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

DISTRIBUTABLE CASH FLOW (DCF)

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, distributions relating to equity financing of newbuilding installments, loan loss recovery, equity income, write down of vessels, adjustments for direct financing leases to a cash basis, deferred income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended	Three Months Ended
	December 31, 2013	December 31, 2012
	(unaudited)	(unaudited)
Net income:	52,172	37,120
Add:
Depreciation and amortization	24,145	26,227
Partnership’s share of equity accounted joint ventures’ DCF before estimated maintenance and capital expenditures	37,944	27,748
Write down of vessels	—	29,367
Unrealized foreign exchange loss	4,866	6,300
Distributions relating to equity financing of newbuildings	1,261	—
Direct finance lease payments received in excess of revenue recognized	3,950	1,475
Deferred income tax	3,050	504
Less:
Loan loss recovery	(3,804)	—
Unrealized loss on derivatives and other non-cash items	(6,689)	(27,346)
Estimated maintenance capital expenditures	(20,282)	(14,345)
Equity income	(28,602)	(29,634)

Distributable Cash Flow before Non-controlling interest	68,011	57,416
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,625)	(3,817)

Distributable Cash Flow	63,386	53,599

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET VOYAGE REVENUES

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Net Voyage Revenues

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	77,166	27,692	104,858
Voyage expenses	—	869	869

Net voyage revenues	77,166	26,823	103,989

	Three Months Ended December 31, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	70,489	27,747	98,236
Voyage (recoveries) expenses	(56)	383	327

Net voyage revenues	70,545	27,364	97,909

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TEEKAY LNG PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	77,166	26,823	103,989
Vessel operating expenses	14,106	11,058	25,164
Depreciation and amortization	17,916	6,229	24,145
General and administrative	3,764	1,674	5,438
Loan loss recovery	(3,804)	—	(3,804)
Restructuring charge	—	1,786	1,786

Income from vessel operations	45,184	6,076	51,260

	Three Months Ended December 31, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	70,545	27,364	97,909
Vessel operating expenses	13,846	11,924	25,770
Depreciation and amortization	17,359	8,868	26,227
General and administrative	3,889	1,334	5,223
Write down of vessels	—	29,367	29,367

Income from vessel operations	35,451	(24,129)	11,322

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TEEKAY LNG PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS

FROM CONSOLIDATED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, (c) loan loss recovery, (d) write down of vessels and includes (e) adjustments for direct financing leases and two Suezmax tankers to a cash basis. The Partnership’s direct financing leases for the periods indicated relates to the Partnership’s 69 percent interest in two LNG carriers, the Tangguh Sago and Tangguh Hiri, and the two LNG carriers acquired from Awilco in September and November 2013. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	45,184	6,076	51,260
Depreciation and amortization	17,916	6,229	24,145
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	3,950	—	3,950
Loan loss recovery(1)	(3,804)	—	(3,804)
Realized gain on Toledo Spirit derivative contract	—	641	641
Cash flow adjustment for two Suezmax tankers(2)	—	(1,704)	(1,704)

Cash flow from vessel operations from consolidated vessels	63,246	10,964	74,210

	Three Months Ended December 31, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	35,451	(24,129)	11,322
Depreciation and amortization	17,359	8,868	26,227
Write down of vessels	—	29,367	29,367
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	1,475	—	1,475
Realized gain on Toledo Spirit derivative contract	—	945	945
Cash flow adjustment for two Suezmax tankers(2)	—	(1,704)	(1,704)

Cash flow from vessel operations from consolidated vessels	54,285	13,069	67,354

(1)	In early-2012, Teekay BLT Corporation, in which the Partnership has a 69 percent ownership interest, advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of the Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, the Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as it was probable, at that time, that the carrying value of the loan was impaired. However, during the fourth quarter of 2013, as P.T. Berlian Laju Tanker had sufficiently restructured its business, the Teekay Tangguh Joint Venture reassessed the probability of collectability of this advance and reversed the loan loss provision previously recorded in September 2013. On February 1, 2014, the Teekay Tangguh Joint Venture declared dividends of $69.5 million of which $14.4 million was used to offset the total advances to its non-controlling shareholder and P.T. Berlian Laju Tanker.

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(2)	The Partnership’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months commencing October 1, 2012. However, during this period, if Suezmax spot tanker rates exceed the amended rates, the charterer will pay the Partnership the excess amount up to a maximum of the original daily charter rate. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income and comprehensive income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

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TEEKAY LNG PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessels

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, and includes (c) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity-accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2013		Three Months Ended December 31, 2012
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Voyage revenues	171,275	79,803	113,881	51,265
Vessel and other operating expenses	57,219	27,050	24,607	11,159
Depreciation and amortization	28,004	14,140	16,653	8,583

Income from vessel operations of equity accounted vessels	86,052	38,613	72,621	31,523

Interest expense - net	(22,638)	(10,609)	(15,482)	(6,797)
Realized and unrealized gain (loss) on derivative instruments	1,969	614	13,435	4,431
Other (expense) income - net	(477)	(16)	286	477

Other items	(21,146)	(10,011)	(1,761)	(1,889)

Net income / equity income of equity accounted vessels	64,906	28,602	70,860	29,634

Income from vessel operations	86,052	38,613	72,621	31,523
Depreciation and amortization	28,004	14,140	16,653	8,583
Direct finance lease payments received in excess of revenue recognized	7,472	2,711	7,466	2,731
Amortization of in-process revenue contracts	(5,606)	(2,838)	(8,350)	(4,339)

Cash flow from vessel operations from equity accounted vessels	115,922	52,626	88,390	38,498

(1)	The Partnership’s equity accounted investments for the three months ended December 31, 2013 and 2012 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG Project; and the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers. The Partnership’s equity accounted investments for the three months ended December 31, 2013 also includes the Partnership’s 50 percent interest in Exmar LPG BVBA, the joint venture between the Partnership and Exmar, commencing in February 2013, which owns and charters-in 28 vessels in the LPG carrier segment, including 12 newbuildings.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities, including the Partnership’s ability to successfully bid for new LNG shipping and floating regasification projects; the Partnership’s ability to secure charter contract employment and long-term financing for the three currently unchartered MEGI LNG carrier newbuilding vessels ordered in July and November 2013; expected fuel-efficiency and emission levels associated with the MEGI engines to be installed in the Partnership’s five LNG newbuildings to be built by DSME; the expected delivery dates for the Partnership’s newbuilding vessels and, if applicable, commencing their time charter contracts; the average remaining contract length on the Partnership’s LNG fleet; the Partnership’s exposure to spot and short-term LNG shipping rates; and LNG shipping market fundamentals, including the short-term demand for LNG carrier capacity, future growth in global LNG supply, and the balance of supply and demand of shipping capacity and shipping charter rates in the sector. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: shipyard construction delays or cost overruns; availability of suitable LNG shipping, LPG shipping, floating storage and regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; competitive dynamics in bidding for potential LNG, LPG or floating regasification projects; the Partnership’s ability to secure new contracts through bidding on project tenders; the Partnership’s ability to secure charter contracts for the three currently unchartered MEGI LNG carrier newbuildings; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels or attain fixed-rate long-term contracts for newbuilding vessels; the Partnership’s ability to raise financing for its existing newbuildings or to purchase additional vessels or to pursue other projects; actual performance of the MEGI engines; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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